# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CuriosityStream Inc., CIK 0001776909
CUSIP: 23130Q107
Title of class of securities: "Common Stock, par value $0.0001 per share"
Address of issuer's principal executive offices: 8484 Georgia Ave., Suite 700, Silver Spring, Maryland (MD), 20910
Date of event which requires filing of this statement: 06/17/2025
Filed by CIK 0001827515
Persons authorized to receive notices and communications: John Hendricks, Hendricks Factual Media LLC, 8484 Georgia Ave., Suite 700, Silver Spring, Maryland (MD), 20910, (301) 755-2050

## Reporting persons
- Hendricks Factual Media LLC (CIK 0001827515): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 20,262,775; shared voting power 0; sole dispositive power 20,262,775; shared dispositive power 0; aggregate amount beneficially owned 20,262,775 (35% of the class)
  Comment: Percentage reported in row 13 is based on 57,709,605 shares outstanding as of June 16, 2025. The shares are held by Hendricks Factual Media LLC, an entity wholly owned and controlled by Mr. John Hendricks. As such, Mr. Hendricks may be deemed to have indirect beneficial ownership of the securities held by the LLC.
- John Hendricks (CIK 0001259263): citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,658,132; shared voting power 0; sole dispositive power 20,658,132; shared dispositive power 0; aggregate amount beneficially owned 20,658,132 (38% of the class)
  Comment: Percentage reported in row 13 is based on 57,709,605 shares outstanding as of June 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: "Common Stock, par value $0.0001 per share"
Name of issuer: CuriosityStream Inc.
Address of issuer's principal executive offices: 8484 Georgia Ave., Suite 700, Silver Spring, Maryland (MD), 20910
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 22, 2020 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to shares of common stock, par value $0.0001 per share (the "Common Stock"), of CuriosityStream Inc., a Delaware corporation (the "Issuer"). This Amendment No. 4 amends and restates Item 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 4 and are hereby incorporated herein by reference. The aggregate percentage of shares reported owned by each Reporting Person is based upon 57,709,605 shares outstanding as of June 16, 2025, based on information reported by the Issuer. As of June 18, 2025, Hendricks Factual Media LLC directly holds 20,262,775 shares of Common Stock, and is controlled by its manager, John Hendricks. As of the date hereof, John Hendricks directly holds 395,357 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Between June 5, 2025, and June 14, 2025, Hendricks Factual Media LLC sold an aggregate of 600,000 shares of Common Stock in multiple open market transactions at prices ranging from $4.54 to $6.10 per share. These transactions were executed for estate planning purposes. The detailed list of transactions, including the date, quantity, and price per share, is provided in Schedule A attached hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Schedule A

## Signatures
- Hendricks Factual Media LLC: John Hendricks, Manager (06/17/2025)
- John Hendricks: John Hendricks, John Hendricks (06/17/2025)